Mail Stop 3-8


								May 12, 2005


By Facsimile and U.S. Mail

S.E. Parks
Vice President and Chief Financial Officer
Questar Pipeline Company
180 East 100 South
P.O. Box 45360
Salt Lake City, Utah 84145-0360

		RE:	Questar Pipeline Company
			File No. 0-14147
			Form 10-K for the fiscal year ended December 31,
2004
			Filed March 30, 2005


Dear Mr. Parks:

	We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*************




FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

General

1. Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Consolidated Balance Sheets

2. Supplementally tell us if you have included within accounts receivable an estimate of the accounts that are uncollectible at the balance sheet date.  If you have not, additionally explain to us why
management, based on analysis of the receivables and past charge-
off
experience, believes that no such allowance is needed. If the accounts receivable balance is net of an allowance, please separately disclose that amount on the face of the financial statements or in
a
footnote. Also, if the balance of the allowance account and/or activity in the allowance is material, please provide Schedule II
-
Valuation and Qualifying Accounts. See Rules 5-04 and 12-09 of Regulation S-X. Alternatively, you may provide the roll-forward information for the allowance account in the notes to the financial statements or in MD&A.

Notes to Financial Statements

General

3. Please disclose the information required by paragraph 26 of SFAS
131. Also, to the extent operating segments have been aggregated, please provide us supplementally with your basis for such aggregation.

Notes Accompanying Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition

4. Please clarify your policy on how revenue is recognized for each type of business you conduct (such as transportation, storage, carbon-dioxide processing, and other) with regards to the delivery and performance requirements of Topic 13:A of SAB 104.

Property, Plant and Equipment

5. Please help us understand what you mean when you say that gains and losses on asset disposals are recorded as adjustments in accumulated depreciation. Also revise your future filings to clarify the disclosure accordingly.

Impairment of Long-Lived Assets

6. We note that the 200 miles of pipeline along the western
segment
of the Southern Trails line has not been placed in service, due to your inability to secure contracts. We also note that you are considering selling this part of your pipeline to the Los Angeles Department of Water and Power, which would require you to make a significant additional investment before the sale. In view of the preceding, please tell us whether you have performed an impairment test of these pipeline assets or asset group(s) in accordance with
the provisions of SFAS 144.   If a test was performed, please
provide
us with the results and conclusions reached by management. If a test was not performed, please ensure we understand how you determined that there were no impairment indicators requiring testing.

Note 6 - Debt

7. Please disclose any restrictive covenants associated with your long-term debt. Refer to paragraphs 18-19 of SFAS 5. Also disclose whether there are any subsidiary, parent, or other guarantors of your debt. Show us supplementally how the revised disclosure will read.

Note 9 -Commitments and Contingencies

8. Please provide disclosures regarding the reasonably possible and/or probable losses you may incur as a result of your investigation of the potential discrepancy between the book volume of cushion gas at Clay Basin and cushion-gas volumes implied by pressure-survey data. Show us supplementally how the revised disclosures will read. Also help us understand how such a material discrepancy could arise, why you expect the investigation of the issue to take so long, and how you have determined that no adjustment to book volumes is required at this time.

Item 9A.  Controls and Procedures

9. Please amend your Form 10-K as follows:

o Update your rule reference to Exchange Act Rule 13a-15(e).
o Disclose your conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report," rather than as of a date within 90 days prior to the filing date of the report. Refer to Item 307 of Regulation S-
K.   See also paragraph 4(c) of Exhibits 31.1 and 31.2.
o Revise the disclosure regarding changes to internal controls over financial reporting to identify "any changes," not just "material" changes during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. See Item 308(c) of Regulation S-K.
o Your principal executive and financial officers have only concluded that your disclosure controls and procedures were effective in "alerting them on a timely basis to material information relating to the Company, including its consolidated subsidiaries, required to be included in the Company`s reports filed or submitted under the Act."
Please also state, if true, whether the same officers concluded the controls and procedures were effective in "ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rule 13a-15(e).

Exhibits

10. Please amend the filing to provide the certifications required by
Item 601(b)(32) of Regulation S-K.  Please note that the amended
Form
10-K should include the entire Form 10-K and not just the certifications.



************************************























	As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Staff Accountant Ta Tanisha Henderson at (202) 551-3322, or in her absence, to Robyn Manuel at (202) 551-3823, or me at
(202) 551-3843.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief

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May 13, 2005
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